AP 11/27

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2012
REGISTRATIONS BRANCH
16

SECUR  MISSION

12062863

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 52005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 Dartmouth
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/27

OATH OR AFFIRMATION

I, James D. Gaberino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Client Group, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres & CEO

Title

Notary Public


SAM FLORES
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-02-13

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CLIENT GROUP, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2012

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. (the Company) as of September 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2012

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2012

ASSETS

Cash and cash equivalents	$ 77,322
Accrued interest receivable	375
Prepaid expenses	363
Clearing deposit - cash	3,288
Clearing deposit - marketable securities	101,981
TOTAL ASSETS	$ 183,329

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 522
Stockholder's Equity	
Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	189,711
Retained earnings	(6,924)
TOTAL STOCKHOLDER'S EQUITY	182,807
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 183,329

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2012

Revenue	
Securities commissions	$ 541,970
Other revenue	12,810
TOTAL REVENUE	554,780
Expenses	
Management fees paid to related party	294,000
Clearing charges	90,962
Compensation and related costs	166,527
Regulatory fees and expenses	3,151
Other expenses	916
TOTAL EXPENSES	555,556
Net loss before other loss	(776)
Other Gain (Loss)	
Realized loss on marketable securities	(11,006)
Unrealized gain on marketable securities	4,858
Net other loss	(6,148)
NET LOSS	$ (6,924)

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2012

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2011	200	$ 20	$ 329,711	$ 22,032	$ 351,763
Capital distribution			(140,000)		(140,000)
Dividend distribution				(22,032)	(22,032)
Net loss	-	-	-	(6,924)	(6,924)
Balances at September 30, 2012	200	$ 20	$ 189,711	$ (6,924)	$ 182,807

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2012

Cash flows from operating activities:	
Net loss	$ (6,924)
Adjustments to reconcile net loss tc net cash provided by operating activities:	
Realized loss on marketable securities	11,006
Unrealized gain on marketable securities	(4,858)
Changes in assets and liabilities	
Decrease in accrued interest receivable	719
Increase in prepaid expense	(215)
Decrease in clearing deposit - cash	4,587
Decrease in accrued liabilities	(33)
Net cash provided by operating activities	4,282
Cash flows from investing activities:	
Proceeds from maturity of marketable securities	100,000
Purchase of marketable securities	(104,211)
Net cash used in operating activities	(4,211)
Cash flows from financing activities:	
Capital distribution	(140,000)
Dividend distribution	(22,032)
Net cash used in financing activities	(162,032)
Net change in cash and cash equivalents	(161,961)
Cash and cash equivalents at beginning of year	239,283
Cash and cash equivalents at end of year	$ 77,322

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Notes to Financial Statements
September 30, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The majority of the Company's customers are located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, accrued interest receivable and accrued liabilities are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Cash Equivalents

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Income Taxes

As of September 30, 2012, open Federal tax years include the tax years ended September 30, 2009 through September 30, 2011.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital and net capital requirements of $175,709 and $5,000, respectively. The Company's net capital ratio was 0.00 to 1.

Note 4 - Fair Value / Marketable Equity Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of September 30, 2012.

	Level 1	Level 2	Level 3	Total
Marketable Debt Securities	$ -	$ 101,981	$ -	$ 101,981

Marketable debt securities consist of holdings in one municipal bond, which matures in March 2018, and has a pre-refund date in September 2015, and is valued using market-based observable inputs. Cost and fair value of marketable debt securities at September 30, 2012, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 104,212	$ -	$ 2,231	$ 101,981

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $25,000 available to offset future taxable income, which expires beginning in 2030. The net operating loss carryforward and cumulative unrealized loss on marketable securities create a deferred tax asset of approximately $4,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions

The Company and PCG Management, Ltd. (PCG) are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Under a services and support agreement effective May 2002, PCG provides the Company with personal property and support staff and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of PCG. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended September 30, 2012 under this Agreement totaled $294,000. The Agreement was not consummated on terms equivalent to arms length transactions.

The sole shareholder generated substantially all of the Company's revenue and accounted for all of the Company's compensation and related costs for the year ended September 30, 2012.

The sole shareholder provides office space for the Company at no cost to the Company.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

PREFERRED CLIENT GROUP, INC.
Notes to Financial Statements
September 30, 2012

Note 8 - Concentration of Credit Risk

The Company has $182,966, or approximately 99%, of its total assets in money market funds, cash, accrued interest receivable and marketable securities due from or held at the Company's clearing broker/dealer.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2012, through November 12, 2012, the date which the financial statements were available to be issued.

There were no additional events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

PREFERRED CLIENT GROUP, INC.
Supplementary Information
Pursuant to Rule 17a-5
September 30, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 182,807
Deductions and/or charges	
Non-allowable assets:	
Accrued interest receivable	375
Prepaid expenses	363
Total deductions and/or charges	738
Net capital before haircuts on securities	182,069
Haircuts on securities	
Cash equivalents	2,281
Clearing deposit - marketable securities	4,079
Total haircuts on securities	6,360
Net Capital	$ 175,709
Aggregate indebtedness	$ 522
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 170,709
Ratio of aggregate indebtedness to net capital	0.00

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2012 as filed by Preferred Client Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Preferred Client Group, Inc.

In planning and performing our audit of the financial statements of Preferred Client Group, Inc. (the Company), as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2012

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Preferred Client Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Preferred Client Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Preferred Client Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Preferred Client Group, Inc.'s management is responsible for Preferred Client Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052005 FINRA SEP
PREFERRED CLIENT GROUP INC
3707 DARTMOUTH AVE
DALLAS TX 75205-3137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 1131
   B. Less payment made with SIPC-6 filed (**exclude interest**) (609)
      ______ Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 522
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 522
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (*must be same as F above*) $ 522
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PREFERRED CLIENT GROUP INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres & CEO
(Title)

Dated the ____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2011
and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 548,631
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	6,149
Total additions	6,149
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	〈11,595〉
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	〈90,962〉
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. ~~(See Instruction C):~~	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	〈102,577〉
2d. SIPC Net Operating Revenues	$ 452,223
2e. General Assessment @ .0025	$ 1131 (to page 1, line 2.A.)